UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-03610

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
HOWMET AEROSPACE HOURLY RETIREMENT SAVINGS PLAN
HOWMET AEROSPACE SALARIED RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Howmet Aerospace Inc.
201 Isabella Street, Suite 200, Pittsburgh, Pennsylvania 15212-5872

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administrator and Plan Participants of
Howmet Aerospace Hourly Retirement Savings Plan, and
Howmet Aerospace Salaried Retirement Savings Plan.
Opinions on the Individual Financial Statements
We have audited the accompanying statements of individual plan net assets available for benefits of the Howmet Aerospace Hourly Retirement Savings Plan and the Howmet Aerospace Salaried Retirement Savings Plan (hereafter collectively referred to as the “Plans”) as of December 31, 2023 and 2022 and the related statement of changes in individual plan net assets available for benefits for the year ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of each of the Plans as of December 31, 2023, and 2022, and the changes in each of their net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinions
These individual plan financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these individual plan financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the individual plan financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the individual plan financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the individual plan financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the individual financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023, for each of the Plans have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the individual plan financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the individual plan financial statements as a whole.
/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 13, 2024
We have served as the Howmet Aerospace Hourly Retirement Savings Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Howmet Aerospace Hourly Retirement Savings Plan.
We have served as the Howmet Aerospace Salaried Retirement Savings Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Howmet Aerospace Salaried Retirement Savings Plan.

PricewaterhouseCoopers LLP, 301 Grant Street, Suite 4500, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and Subsidiary Companies
Statements of Individual Plan Net Assets Available for Benefits
December 31, 2023

	Hourly Plan	Salaried Plan
Assets
Investments
Plan’s value of interest in Howmet Aerospace Retirement Savings Plan Master Trust at fair value
Howmet Aerospace Stock Fund (Note 6)	$37,691,436	$41,635,347
Self-directed brokerage accounts	11,132,761	34,249,847
Other investments	660,043,501	813,180,243
Total investments at fair value in Howmet Aerospace Retirement Savings Plan Master Trust	708,867,698	889,065,437
Investment contracts at contract value (Note 5)	101,423,250	91,192,435
Total value of interest in Howmet Aerospace Retirement Savings Plan Master Trust (Note 3)	810,290,948	980,257,872
Notes receivable from participants	27,114,059	7,870,464
Participant contribution receivable	680,732	2,067
Employer contribution receivable	759,760	5,756
Net assets available for benefits	$838,845,499	$988,136,159
The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and Subsidiary Companies
Statements of Individual Plan Net Assets Available for Benefits
December 31, 2022

	Hourly Plan	Salaried Plan
Assets
Investments
Plan’s value of interest in Howmet Aerospace Retirement Savings Plan Master Trust at fair value
Howmet Aerospace Stock Fund (Note 6)	$30,654,653	$31,781,785
Self-directed brokerage accounts	7,435,250	27,161,831
Other investments	556,484,354	702,014,233
Total investments at fair value in Howmet Aerospace Retirement Savings Plan Master Trust	594,574,257	760,957,849
Investment contracts at contract value (Note 5)	111,904,446	109,307,814
Total value of interest in Howmet Aerospace Retirement Savings Plan Master Trust (Note 3)	706,478,703	870,265,663
Notes receivable from participants	24,090,938	7,539,670
Participant contribution receivable	448,611	1,900
Employer contribution receivable	591,009	1,305
Net assets available for benefits	$731,609,261	$877,808,538
The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and Subsidiary Companies
Statements of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2023

	Hourly Plan	Salaried Plan
Additions
Contributions
Howmet Aerospace Stock Fund
Participant	$1,276,324	$1,054,564
Employer	1,066,367	1,009,163
Other investments
Participant	43,550,475	31,959,796
Employer	42,872,103	26,941,443
Total Contributions	88,765,269	60,964,966
Plan interest in Howmet Aerospace Retirement Savings Plan Master Trust investment gain
Howmet Aerospace Stock Fund	10,810,756	11,405,894
Self-directed brokerage accounts	1,892,556	6,442,737
Other investments	102,426,614	140,204,822
Total Plan interest in Howmet Aerospace Retirement Savings Plan Master Trust investment income	115,129,926	158,053,453
Total Additions	203,895,195	219,018,419
Benefit payments to participants	(91,813,901)	(113,535,854)
Net increase prior to Plan transfers	112,081,294	105,482,565
Plan transfers
Transfers between plans, net	(4,845,056)	4,845,056
Net increase	107,236,238	110,327,621
Net assets available for benefits
Beginning of year	731,609,261	877,808,538
End of year	$838,845,499	$988,136,159
The accompanying notes are an integral part of these financial statements.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2023 and 2022

1.Description of Plans
General
The Howmet Aerospace Hourly Retirement Savings Plan (“Hourly Plan”) and Howmet Aerospace Salaried Retirement Savings Plan (“Salaried Plan”) (collectively, the “Plans”) are defined contribution savings plans maintained pursuant to a master trust agreement (the “Master Trust”) between Howmet Aerospace Inc. (“Howmet” or the “Company”) and the trustee, The Bank of New York Mellon (“Trustee”). In general, the Plans provide various investment options for amounts withheld from employees’ salaries and wages and for Company contributions. Plan documents are available to participants upon request.
Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility and Vesting
The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. Except as noted below, a participant is immediately vested in company contributions, which are therefore nonforfeitable.
For hourly, collectively bargained employees of RMI Titanium Co. LLC (“RMI participants”), employer contributions and the earnings on those contributions vest incrementally: 33% after one year of service, 67% after two years of service and 100% after three years of service. See Note 8 for changes to RMI participants vesting. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce plan expenses or future company contributions. Total forfeitures that reduced plan expenses in 2023 are $27,644.
Employee Contributions
Eligible employees may elect to contribute to the Plans a percentage of eligible compensation as pre-tax or Roth after-tax, when combined not to exceed the Internal Revenue Service ("IRS") limit, with a maximum of 25% in the aggregate. Eligible employees in the Hourly Plan may defer as pre-tax savings and/or pre-tax catch-up contributions, a maximum of 50% of amounts earned under the applicable pay for performance plan in increments of 10% and subject to the maximums allowable by the Internal Revenue Code (“Code”) and Department of Treasury regulations.
Negotiated deferrals, as defined in the Hourly Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.
Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax and/or Roth catch-up contributions up to a maximum of $7,500, or such other amount adjusted for cost-of-living increases.
Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.
Eligible employees will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.
The Plans also accept rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans to the extent the rollover is permitted under Section 402(c) of the Code. An eligible employee’s rollover contribution is credited to his or her account and thereafter treated like the participant’s pre-tax savings with respect to withdrawals, loans, and investment options under the Plans. The Plans do not accept rollover contributions from Roth individual retirement accounts.
Employer Contributions
For the nonbargaining eligible employees of the Hourly Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants’ eligible compensation. For the Salaried Plan, participating locations must make a matching employer contribution up to 6% of the participants’ eligible compensation. The employer match for contributions to bargained eligible employees of the Hourly Plan, including RMI participants, is based upon the various collective bargaining agreements. The Company does not match negotiated deferral contributions under the Hourly Plan.
In addition, certain salaried and nonbargaining eligible employees of the Plans and certain bargained employees hired or rehired as of specified dates negotiated under the collective bargaining agreements will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation per pay period.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2023 and 2022

The employer match and employer retirement income contributions are contributed in the same manner as the participant’s other investment elections. If the participant has not made investment elections, company matching contributions will automatically be invested in the appropriate targeted maturity fund based on the participant’s year of birth.
Certain eligible RMI participants hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.35 per hour worked. These employer contributions are contributed to the appropriate targeted maturity fund based on the participant’s year of birth but may be transferred by the participant from the default fund to any eligible fund.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the company’s contribution and (b) plan earnings. Allocations of plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Notes Receivable From Participants
Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions, transitional employer retirement income contributions, and retiree medical savings contributions and legacy RTI International Metals Inc. Money Purchase Plan (“RTI MPP”). However, RMI participants may borrow against employer contributions.
The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant’s account balance or $50,000. Loans are collateralized by a portion of the participant’s account balance, and repayments are made by periodic payroll deductions over periods ranging up to 4 years for general purpose loans and 25 years for residential loans. Interest is charged on all loans at the U.S. prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 9.25% as of both December 31, 2023 and 2022. For each loan request, a $75 loan processing fee and $25 loan maintenance fee are deducted from the loan amount to cover administrative expenses.
Benefit Payments To Participants
While actively employed, participants have access to account funds through loans, nonhardship withdrawals of after-tax and rollover contributions, withdrawals for participants over age 59 1/2, hardship withdrawals of pre-tax contributions, and the related investment earnings on pre-tax contributions. No portion of a legacy RTI MPP balance shall be available for withdrawals during employment.
On termination of service due to death, disability or retirement, participants with an account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. See Note 8 for the update to this account balance threshold. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant attains age 69, except for legacy RTI MPP balances. The default election for RTI MPP distribution is a Qualified Joint and Survivor Annuity, which the Trustee shall purchase from an insurance company. Participants can choose alternative distribution options.
Risks and Uncertainties
The Plans invest in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits and Statements of Changes in Individual Net Assets Available for Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time, subject to collective bargaining agreement provisions for the Hourly Plan.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2023 and 2022

2.     Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Howmet Aerospace Retirement Savings Plan Master Trust investment income includes the Plans’ unrealized and realized gains and losses on investments.
Payments of Benefits
Benefits are recorded when paid.
Notes Receivable From Participants
The Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the plan.
Administrative Expenses
The Fixed Income Fund (the “FI Fund”) and Howmet Aerospace Stock Fund investment management fees are paid by the Plans from assets of their respective funds. The investment management fees for the FI Fund are based upon a percentage of the FI Fund’s net assets. For the Howmet Aerospace Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.
Many funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value (“NAV”). Expenses charged by registered investment companies include asset management and administrative fees.
The funds offered by BlackRock Institutional Trust Company, N.A. as part of the commingled trusts, and the Trustee incur expenses that reduce earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.
A monthly fee is charged to all participants, including those who have funds in a self-directed brokerage account. An additional monthly account maintenance fee will apply if any investments are through a brokerage account.
For each loan request, a $75 loan processing fee and $25 loan maintenance fee are deducted from the loan amount to cover administrative expenses.
The 2023 administrative expenses charged to participants were $231,072 for the Salaried Plan and $626,968 for the Hourly Plan.
The fees described above are included within Plan Interest in Howmet Aerospace Retirement Savings Plan Master Trust investment gain.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2023 and 2022

3.     Master Trust

The Plans offer a variety of investment options, including self-directed brokerage accounts, which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections.

At December 31, 2023, Master Trust net assets were comprised of the following:

	Hourly Plan’s Interest in Master Trust	Salaried Plan’s Interest in Master Trust	Master Trust Net Assets
Investments at fair value
Howmet Aerospace Stock Fund (includes $1,564,695 of investments in a common collective trust)	$37,691,436	$41,635,347	$79,326,783
Self-directed brokerage accounts	11,132,761	34,249,847	45,382,608
Shares of Registered Investment Companies	251,816,572	448,735,000	700,551,572
Commingled trusts	408,226,929	364,445,243	772,672,172
Total investments at fair value in Howmet Aerospace Retirement Savings Plan Master Trust	708,867,698	889,065,437	1,597,933,135
Investment contracts at contract value	101,423,250	91,192,435	192,615,685
Total value of interest in Howmet Aerospace Retirement Savings Plan Master Trust	$810,290,948	$980,257,872	$1,790,548,820
At December 31, 2022, Master Trust net assets were comprised of the following:

	Hourly Plan’s Interest in Master Trust	Salaried Plan’s Interest in Master Trust	Master Trust Net Assets
Investments at fair value
Howmet Aerospace Stock Fund (includes $935,221 of investments in a common collective trust)	$30,654,653	$31,781,785	$62,436,438
Self-directed brokerage accounts	7,435,250	27,161,831	34,597,081
Shares of Registered Investment Companies	222,668,216	398,189,218	620,857,434
Commingled trusts	333,816,138	303,825,015	637,641,153
Total investments at fair value in Howmet Aerospace Retirement Savings Plan Master Trust	594,574,257	760,957,849	1,355,532,106
Investment contracts at contract value	111,904,446	109,307,814	221,212,260
Total value of interest in Howmet Aerospace Retirement Savings Plan Master Trust	$706,478,703	$870,265,663	$1,576,744,366

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2023 and 2022

For the year ended December 31, 2023, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net investment gain from Master Trust investments
Investment gain
Howmet Aerospace Stock Fund	$22,216,650
Self-directed brokerage accounts	7,532,927
Shares of Registered Investment Companies	107,073,434
Commingled trusts	117,126,910
253,949,921
Interest	4,831,949
Self-directed brokerage accounts dividends and capital gains	668,275
Registered Investment Companies dividends	13,478,142
Howmet Aerospace stock dividends	255,092
Net investment gain from Howmet Aerospace Retirement Savings Plan Master Trust investments	$273,183,379

4.     Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2023 and 2022.

Cash and Cash Equivalents
Valued at cost which approximates fair value.

Fixed Income Securities
Valued on the basis of valuations furnished by Trustee-approved, independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2023 and 2022

Equity Securities
Valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investment Companies
Valued at the daily closing price as reported by the fund.

Commingled Trusts
Valued at the NAV of shares held by the Plans at year end. These funds are not publicly listed.

Self-directed Brokerage Accounts
Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There are no unfunded commitments with respect to commingled trusts. Participants can transact daily with these funds; however, significant withdrawals may be subject to redemption restrictions, at the Trustee’s discretion, to the extent that it is determined such actions would disrupt management of the fund.

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Assets Measured at Net Asset Value (a)	Total
Fair Value Measurements at end of year
Assets in Howmet Aerospace Retirement Savings Plan Master Trust
Equity securities (Howmet Aerospace common stock)	$77,989,225	$—	$—	$—	$77,989,225
Self-directed brokerage accounts	40,542,874	4,839,734	—	—	45,382,608
Registered investment companies	700,551,573	—	—	—	700,551,573
Commingled trusts	—	—	—	774,009,729	774,009,729
Total fair value of plan assets in Howmet Aerospace Retirement Savings Plan Master Trust	$819,083,672	$4,839,734	$—	$774,009,729	$1,597,933,135

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2023 and 2022

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2022:

	Level 1	Level 2	Level 3	Assets Measured at Net Asset Value (a)	Total
Fair Value Measurements at end of year
Assets in Howmet Aerospace Retirement Savings Plan Master Trust
Equity securities (Howmet Aerospace common stock)	$61,388,491	$—	$—	$—	$61,388,491
Self-directed brokerage accounts	33,247,391	1,349,690	—	—	34,597,081
Registered investment companies	620,857,434	—	—	—	620,857,434
Commingled trusts	—	—	—	638,689,100	638,689,100
Total fair value of plan assets in Howmet Aerospace Retirement Savings Plan Master Trust	$715,493,316	$1,349,690	$—	$638,689,100	$1,355,532,106

(a)	In accordance with SubTopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

5.     Investment Contracts
The Plans hold a portfolio of investment contracts, all of which are synthetic. The Investment Contracts are held in the FI Fund which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap providers are contractually obligated to repay the principal by providing a guarantee that the crediting rate will not fall below 0%.
Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the FI Fund’s current market value at the FI Fund’s current yield to maturity for a period equal to the FI Fund’s duration. The crediting rate is the discount rate that equates estimated future market value with the FI Fund’s current contract value, but it may not be less than zero.
The crediting rate, and hence the FI Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Employees’ Retirement Savings Plans of Howmet Aerospace Inc. and
Subsidiary Companies
Notes to Financial Statements
December 31, 2023 and 2022

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the FI Fund’s cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans’ assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the FI Fund or to transfer assets out of the FI Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the FI Fund directly to a competing option.
The Plans’ administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.
The Investment Contracts generally allow the contract issuers (banks or insurance companies) to terminate the agreement. However, the banks or insurance companies would be required to grant the FI Fund a right to amortize any market to book differential over an agreed upon period of time.

6.     Related-Party Transactions
The Plans own shares of common stock of Howmet Aerospace Inc. through the investment in the Howmet Aerospace Stock Fund; therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder. For the year ended December 31, 2023, purchases and sales of shares of common stock in the Howmet Aerospace Stock Fund were $8,730,758 and $13,954,033, respectively. Dividends earned on Howmet Aerospace Inc. common stock during 2023 were $255,092. As of December 31, 2023 and 2022, the Plans owned 1,442,375 and 1,577,688 shares of Howmet Aerospace common stock, respectively.
The Company pays certain administrative expenses or performs administrative functions on behalf of the Plans.
The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore, these transactions and expenses paid to Bank of New York Mellon qualify as party-in-interest transactions.
Participants may borrow from their individual account balances in the Plans. The loan program is discussed in Note 1. These transactions qualify as party-in-interest transactions.

7.     Tax Status
The IRS has determined and informed the plan sponsors by letters dated April 28, 2017 for the Hourly Plan and Salaried Plan that the Plans are qualified and the trust established under the Plans is tax exempt under the appropriate sections of the Code. These Plans have been amended since receiving the determination letters. However, the Plans’ administrator and the Plans’ tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statement's date.
US GAAP requires the Plans’ management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plans’ administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2023 and 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under US GAAP. The Plans are subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plans’ administrator and its tax counsel believe the Plans are no longer subject to IRS audits outside the statutory audit period.

8.     Subsequent Events
Management has evaluated the events and transactions that have occurred through June 13, 2024, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures, except as noted below:
Effective January 1, 2024, the Hourly Plan was amended to fully vest all current and future RMI participants in employer contributions and earnings on those contributions (See Note 1).
Effective January 1, 2024, the Plans were amended to allow all participants with an account balance greater than $7,000 (increased from $5,000) to elect to leave their investments in the Plans or receive lump sum distributions on termination due to death, disability or retirement (See Note 1).

Howmet Aerospace Hourly Retirement Savings Plan
EIN #25-0317820, Plan 008
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	(d) Cost	(e) Current value
*	Howmet Aerospace Retirement Savings Plan Master Trust	Investment in Howmet Aerospace Retirement Savings Plan Master Trust	**	$810,290,948
*	Notes receivable from participants	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**	27,114,059

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Howmet Aerospace Salaried Retirement Savings Plan
EIN #25-0317820, Plan 007
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	(d) Cost	(e) Current value
*	Howmet Aerospace Retirement Savings Plan Master Trust	Investment in Howmet Aerospace Retirement Savings Plan Master Trust	**	$980,257,872
*	Notes receivable from participants	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**	7,870,464

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Howmet Aerospace Hourly Retirement Savings Plan and Howmet Aerospace Salaried Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HOWMET AEROSPACE HOURLY RETIREMENT SAVINGS PLAN
HOWMET AEROSPACE SALARIED RETIREMENT SAVINGS PLAN

By:	/s/ Ken Giacobbe
Ken Giacobbe
Benefits Management Committee Member

By:	/s/ Neil E. Marchuk
Neil E. Marchuk
Benefits Management Committee Member

By:	/s/ Brian Redmond
Brian Redmond
Benefits Management Committee Member

By:	/s/ Barbara L. Shultz
Barbara L. Shultz
Benefits Management Committee Member
June 13, 2024